EXHIBIT 4.12

                                RELEASE

    This Release (the "Release"), dated as of January 15, 2004, is executed and delivered by PowerCerv Corporation, a Florida corporation ("PowerCerv") to Digital Fusion, Inc., a Delaware corporation (the "Company").

                              BACKGROUND

    The Company is currently indebted to PowerCerv pursuant to a promissory note in the original amount of $827,500 (the "Note") as a result of the Company's acquisition of digital fusion, inc., a Florida corporation, in March 2000. The Company also granted a security interest in certain of the Company's assets (the "Assets") to PowerCerv as security for the Note.

    The Company has agreed to deliver to PowerCerv (a) a cash payment of $110,000 and (b) 25,000 shares of PowerCerv preferred stock, as full and final payment of the total amount of principal and interest outstanding under the Note (the "Payoff Amount"). In consideration for such payment, PowerCerv desires to acknowledge the Company's satisfaction of its obligations under the Note and to release the Company's Assets from the security interest.

    Accordingly, in consideration of the mutual agreements set forth below, the parties agree as follows:

                                 TERMS

    1. PowerCerv (a) irrevocably terminates and releases in their entirety all security interests, liens and/or other encumbrances granted by the Company or otherwise arising under the Note (or any other documents or agreements created in relation to the Note) against any and all of the Assets (the "Liens"), (b) agrees to file a Uniform Commercial Code Form UCC-3 release with respect to the Uniform Commercial Code Form UCC-1 financing statement attached to this Release as Annex I, and (c) agrees to execute and deliver to the Company, and to file, such other releases and/or other documents as the Company shall reasonably request to further evidence (of record) the release of any Liens.

    2. PowerCerv unconditionally and irrevocably releases and forever discharges the Company from any claims, demands, suits, debts, contracts, agreements, promises, damages, and causes of action and judgments of any kind or nature whatsoever, known or unknown, complete or incomplete, absolute or contingent, and whether arising out of the common law, equity, statute, or otherwise, whether arising before or after the date of this Release that arise out of or relate in any way to the Note.

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    3. This Release shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

    4. This Release shall be governed by and construed in accordance with the domestic laws of Florida without regard to principles of conflict of laws.

    5. This Release shall be effective upon PowerCerv's receipt of the Payoff Amount.

    IN WITNESS WHEREOF, the undersigned has executed and delivered this Release as of the date set forth above.

                                POWERCERV CORPORATION



                                By:    /s/ J.C. McMullen
                                    ----------------------------------
                                Name:   J.C. McMullen
                                      --------------------------------
                                Title:   Director
                                      --------------------------------

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                                Annex I
                                -------
        [UCC-1 Filed 01/09/2001 - Document Number 200100006724]


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